UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-35721

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Zions Direct, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__One South Main Street__
(No. and Street)

__Salt Lake City__	__UT__	__84133__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Ryan Moore__	__(424) 290-5115__	Ryan.Moore@zionsbancorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young LLP__
(Name – if individual, state last, first, and middle name)

__5 Times Square__	__New York__	__NY__	__10036__
(Address)	(City)	(State)	(Zip Code)

__10/20/03__	__42__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ryan Moore_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zions Direct, Inc._____, as of 12/31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Treasurer and Finance & Operations Principal Officer

Please see attached California jurat
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ____Los Angeles____



ROBIN J. FOSSELMAN
Notary Public - California
Los Angeles County
Commission # 2410413
My Comm. Expires Aug 3, 2026

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me
on this __28th__ day of __Feb__, 20__23__,
by   *Date*   *Month*   *Year*
(1)__Ryan D. Moore_____

(and (2)_____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature __Robin J. Fosselman__
Signature of Notary Public

──────────────── OPTIONAL ────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: *Oath or Affirmation*_____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

Statement of Financial Condition

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)
As of and for the Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Statement of Financial Condition

Year Ended December 31, 2022

Contents



Building a better working world

Ernst & Young LLP
Suite 1800
15 West South Temple
Salt Lake City, Utah, 84101

Tel: +1 801 350 3300
Fax: +1 801 350 3456
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Zions Direct, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zions Direct, Inc. (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2000.

February 28, 2023

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Statement of Financial Condition

December 31, 2022

Assets	
Cash and cash equivalents	$ 14,360,877
Cash deposits with clearing organizations	3,350,627
Receivables from brokers, dealers, and clearing organizations	71,711
Fixed assets, at cost, less accumulated depreciation and amortization of $21,617	-
Net deferred income tax assets	37,578
Prepaid expenses	95,590
Other assets	26,719
Total assets	$ 17,943,102
Liabilities and stockholder's equity	
Net payable to affiliates	$ 67,247
Accrued expenses	159,691
Total liabilities	226,938
Stockholder's equity:	
Common stock (50,000 shares authorized, issued and outstanding; $1.00 par value)	50,000
Additional paid-in capital	37,444,634
Retained deficit	(19,778,470)
Total stockholder's equity	17,716,164
Total liabilities and stockholder's equity	$ 17,943,102

See accompanying notes to financial statements.

Notes to Financial Statements

1. Organization and Ownership

Zions Direct, Inc. (the "Company") is a wholly-owned subsidiary of Zions Bancorporation, National Association ("Parent"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer under the Securities Exchange Act of 1934.

The Company provides brokerage services to its client base, including transactions in fixed income products, mutual funds, equities, municipal securities, options, and various other investment products.

The Company operates *zionsdirect.com*, an online brokerage service, and a customer service center in its principal office in Salt Lake City, Utah.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing all transactions on a fully disclosed basis through Interactive Brokers ("IB"). The Company does not carry customer balances, clear customer transactions, or serve as custodian for customer securities.

On a riskless principal basis, the Company trades with institutional clients under the delivery-versus-payment model through the Depository Trust Company ("DTC"). The Company is a member of the DTC and its affiliate, the National Securities Clearing Corporation ("NSCC"). The DTC and NSCC provide clearing services for the Company's self-cleared trades with other DTC and NSCC members.

The Company also engages in investment banking services as a co-manager, co-placement agent, or advisor in security offerings for institutional clients. As a co-manager or co-placement agent, the primary role the Company performs is taking on its allocated portion of the underwriting risk and/or its allocated portion of the liability for errors and omissions. As an advisor, the Company advises clients through a wide range of strategic alternatives and capital solutions. The Company does not have any role in receiving or otherwise handling the cash of investors in an offering or while acting as an advisor. Cash from investors is received and otherwise handled by the lead underwriter in firm commitment underwritings. The Company does not have any role in delivering newly-issued securities to investors. Securities are delivered to investors by the lead underwriter in firm commitment underwritings, or the placement is made directly by the issuer to the purchasers when a placement is conducted on a best efforts basis. None of the investors in these security offerings were sold newly-issued securities by the Company.

In March 2020, the World Health Organization designated the spread of coronavirus ("COVID-19") as a pandemic. The COVID-19 pandemic created economic, financial, and social disruptions that have affected, and are likely to continue to affect, our business, financial condition, and results of operations, including the direct and indirect impact on our employees, customers, communities, counterparties, service providers, other market participants, and actions taken by governmental

1. Organization and Ownership (continued)

authorities and other third parties in response to the pandemic. The pandemic and its aftermath are likely to continue to affect consumer confidence and business activity generally, including the market for our products and services. The extent to which the COVID-19 pandemic will negatively affect our businesses, financial condition, and results of operations will depend on future developments that are highly uncertain and cannot be predicted.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with no restrictions and an original maturity date of three months or less as cash equivalents. Cash equivalents represent funds held in a money market fund that totaled $14,208,813 as of December 31, 2022. The Company's cash and cash equivalents are carried at cost, which approximates fair value.

Cash Deposits with Clearing Organizations

The DTC and NSCC require a cash deposit relative to the Company's membership.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives, which range between three and ten years.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not to occur.

2. Summary of Significant Accounting Policies (continued)

Equity

The Company received no capital injections and made no capital distributions in 2022.

3. Recent Accounting Pronouncements

Adoption of New Accounting Standards

The Company adopted no new significant accounting standards in 2022.

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Included in the receivables from and payables to brokers, dealers, and others are amounts due on unsettled principal securities transactions and payables for clearing charges. There were no unsettled trades at December 31, 2022.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges. These receivables were $71,711 at December 31, 2022.

Also included in the receivables from brokers, dealers, and others are investment banking fee amounts due from activities as co-manager and co-placement agent. There were no receivables from activities as co-manager or co-placement agent at December 31, 2022.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company. The Company is no longer subject to income tax examinations for years prior to 2013 for federal and certain state returns.

The Company's income tax provision is computed in accordance with a Tax Allocation Agreement between the Parent and its subsidiaries. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to collect from its subsidiaries for any tax obligation recorded, which amounted to $11,981 in 2022. Deferred tax assets ("DTAs") of the Company are offset with deferred tax liabilities for financial reporting only.

5. Income Taxes (continued)

The Company's effective tax rate of 26.50% for 2022 was primarily impacted by the provision for state and local taxes, net of federal tax impact, and the benefit from certain nontaxable dividends.

Interest and penalties, if any, related to income tax matters are included in income tax (benefit)/expense in the statement of operations. As of December 31, 2022, current income taxes payable totaled $3,369, which is included in payables to affiliates.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. DTAs are reflected without reduction for a valuation allowance. No valuation allowance is recorded as it is more likely than not that the assets will be realized through the Parent's consolidated tax return. A net DTA of $37,578 relates principally to deferred compensation.

The Company does not have any liability for unrecognized tax benefits relating to uncertain tax positions as of December 31, 2022.

6. Benefits

The Company participates in the Parent's Payshelter 401(K) and Employee Stock Ownership Plan ("Payshelter") under which employees select from several investment alternatives. Employees can contribute up to 80% of their earnings subject to the annual maximum allowed contribution and will be matched 100% by the Company for the first 3% of employee contributions and 50% for the next 3% of employee contributions. Matching contributions to participants amounted to $6,702 for 2022 and is included in employee compensation and benefits.

The Payshelter plan also has a noncontributory profit-sharing feature which is discretionary and may range from 0% to 3.5% of eligible compensation based upon the Parent's return on average equity for the year. The profit-sharing expense was $2,000 for the year ended December 31, 2022, which is included in employee compensation and benefits.

7. Net Capital Requirement

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2022, the Company had net capital, as defined by the Rule, of $17,222,233, which was $16,972,233 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0132 to 1 at December 31, 2022.

8. Credit Losses on Financial Instruments

ASU 2016-13, Credit Losses (Topic 326), and subsequent updates, significantly changed how entities measure credit losses for certain financial assets and other instruments that are not measured at fair value through net income that have the contractual right to receive cash. The update replaced the "incurred loss" approach with a current expected credit loss ("CECL") model for instruments such as loans and held-to-maturity securities that are measured at amortized cost. The ASU requires credit losses relating to available-for-sale ("AFS") debt securities to be recorded through an allowance for credit loss ("ACL") rather than a reduction of the carrying amount and replaces the historically required other-than-temporary impairment ("OTTI") analysis. It also changed the accounting for purchased credit-impaired debt securities and loans.

The Company's receivables from brokers, dealers, and clearing organizations include amounts receivable from commission amounts due from the clearing broker related to retail securities transactions. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. The Company's receivables from brokers, dealers, and clearing organizations also include amounts receivable from unsettled trades with institutional clients. There were no unsettled trades at December 31, 2022. The Company's receivables from brokers, dealers, and clearing organizations also include investment banking fee amounts due from activities as co-manager and co-placement agent. Final settlement of syndicate accounts is to be effected by the syndicate manager within 90 days following the syndicate settlement date. Issuer pays placement fee on closing date, when the issuer delivers to each purchaser the notes to be purchased. The amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. No expected credit losses were recorded under ASC Topic 326-20 for the year ended December 31, 2022.

9. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities on a riskless principal basis in which the counterparties primarily consist of broker-dealers, financial institutions, and other institutional customers. The risk of loss from failed trades depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In the event counterparties do not fulfill their obligations, the Company will cancel or sell out the trade immediately thus significantly limiting any credit exposure. There were no unsettled trades at December 31, 2022.

10. Commitments and Contingent Liabilities

From time to time, the Company is subject to other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages.

10. Commitments and Contingent Liabilities (continued)

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition, results of operations or cash flows. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties, or injunctive or other equitable relief, if any, that may result from these matters.

11. Related Party Transactions

The Company maintained $152,065 in cash in noninterest-bearing accounts at the Parent as of December 31, 2022.

The Company invested $14,208,813 in a money market fund, as defined under Rule 2(a)7 of the Investment Company Act of 1940, represented as cash equivalents as of December 31, 2022. The Company established custody accounts at the Parent in which the money market fund positions are safekept. At the direction of the Company, the Parent makes purchases and sales for the accounts. The Company pledged $1,000,000 of the money market fund to the Parent to collateralize the net payable to affiliate of $67,247 as of December 31, 2022. The Company is only required to pledge the amount required by law, $67,247 as of December 31, 2022. The value of securities pledged in excess of the amount required by law may be unpledged at any time by the Company.

The Company's office space is located primarily in the Parent's banking facilities.

The Company reimburses the Parent for allocated overhead costs for support services, including compensation and benefits. The Company also reimburses the Parent for other general and administrative costs and expenses including third party vendor invoices paid on the Company's behalf. The Parent remits payments to the Company for fees earned on the customer sweep programs. The net payable to affiliates at December 31, 2022, was $67,247 and includes a tax payable of $3,369.

The Company has a $35 million line of credit from the Parent. At December 31, 2022, the amount of unused credit, subject to the terms of the line, was $35 million, and related debt outstanding was $0. The interest rate is subject to change from time to time based on changes in the Prime Rate as published in the Wall Street Journal. The interest rate at the close of business on December 31, 2022, was 7.50%. The line of credit is a liquidity backstop and would support the Company to purchase its allocated portion of any unsold corporate bonds in connection with firm commitment securities underwriting deals in which the Company participates.

Notes to Financial Statements

12. Subsequent Events

Management has evaluated subsequent events through February 28, 2023, the date that the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.